Exhibit 21.1

AMAZON.COM, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned
Amazon.com Corporate LLC	Delaware	100%
Amazon.com LLC	Delaware	100%
Amazon.com.kydc, Inc.	Delaware	100%
NV Services, Inc.	Nevada	100%
Amazon.com.dedc, LLC	Delaware	100%
Amazon.com NV Investment Holdings, Inc.	Nevada	100%
Amazon.com Int’l Sales, Inc.	Delaware	100%
Amazon Global Resources, Inc.	Delaware	100%
Amazon Services LLC	Nevada	100%
Amazon Technologies, Inc.	Nevada	100%
On-Demand Publishing LLC	Delaware	100%
AF Operations LLC	Delaware	100%
Amazon Services Europe S.a r.l.	Luxembourg	100%
Amazon, Inc.	Nevada	100%
Amazon EU Sàrl	Luxembourg	100%
Amazon Data Services Ireland Limited	Ireland	100%